UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170203

DIVISION OF
CORPORATION FINANCE

March 8, 2017

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

Dear Mr. Goldberg:

This is in response to your letters dated January 23, 2017 and February 22, 2017 concerning the shareholder proposal submitted to ExxonMobil by Andrew Behar et al. We also have received letters from the proponents dated February 21, 2017 and March 3, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital
natasha@arjuna-capital.com

March 8, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

The proposal requests that the company issue a report summarizing strategic options or scenarios for aligning its business operations with a low carbon economy.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in ExxonMobil's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

March 3, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Via email: shareholderproposals@sec.gov

Re: Exxon Mobil Corp's February 22, 2017 Supplemental Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. and As You Sow on behalf of Eric McCallum, Robin Smith, and Andrew Behar, and co-filer Zevin Asset Management on behalf of Alison S. Gottlieb Revocable Trust.

Dear Sir/Madam:

This letter is submitted on behalf of lead filers Eric McCallum and Robin Smith by Arjuna Capital/Baldwin Brothers Inc. and on behalf of Andrew Behar by As You Sow, as their designated representative in this matter, and co-filer Zevin Asset Management on behalf of Alison S. Gottlieb Revocable Trust (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corp (hereinafter referred to as "Exxon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Exxon, to respond to the supplemental letter dated February 22, 2017 sent to the Office of Chief Counsel by the Company, in which Exxon contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rules 14a-8(i)(11).

We have reviewed the Proposal and the Company's January 23, 2017 letter and February 22, 2017 supplemental letter, and based upon the foregoing, as well as upon a review of Rule 14a-8 and prior precedent, the Proposal must be included in Exxon's 2017 proxy statement. This Proposal is unique and distinct from the New York State Common Retirement Fund proposal ("*Portfolio Impacts* Proposal") and does not substantially duplicate the *Portfolio Impacts* Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Louis L. Goldberg at David Polk via email at louis.goldberg@davispolk.com and Exxon's Coordinator for Corporate and Securities Law, James Parsons via e-mail at james.e.parsons@exxonmobil.com.

Specifically, we are writing to respond to the supplemental letter submitted by Louis Goldberg on February 22, 2017 on behalf of Exxon Mobil. In the Company's latest letter, it once again attempts to conflate two distinct proposals together to support its assertion that the proposals are duplicative. The Company's Supplemental Letter argues that there is not a meaningful difference between the assessment of "impacts" sought by the Portfolio Impacts Proposal and the discussion of responsive planning sought by the current Low Carbon Planning Proposal, claiming that there is no meaningful difference.

This is simply not a fair or accurate interpretation of the two proposals. The Portfolio Impacts Proposal focuses on the portfolio impacts, i.e. "risks to the viability of its assets and the "resilience of the portfolio, from technological advances and climate policy on the company, assuming the company engages in business as usual; it does not ask the company to alter or report on its plans to address those impacts. The prior proposal may view its requested analysis as "critical to informing a business strategy," yet it does not ask for that business strategy.

In contrast, the Low Carbon Planning proposal asks the company to assess and report on how (that is, what options and scenarios) the company can choose to alter its plans. In other words, how the company can take action to align its business operations with, and therefore minimize the risks to the company of, a low carbon future? While the company could theoretically choose to respond to the prior proposal with a report including the items requested by the present proposal, there is certainly no request, guidance or requirement that it do so. If this Proposal is not considered separately by shareholders, fulfilling only the prior proposal, the Company need not, and in all likelihood will not, address the issue of how (what options and scenarios are available for aligning its business operations) to plan for the risks identified by the prior proposal.

The current Low Carbon Planning Proposal offers examples of some strategic options or scenarios that it could take to align its business operations with a low carbon economy: "for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio." Nothing in the prior proposal addresses these types of issues or requests such analyses.

The company's attempt to depict the requests of the current Low Carbon Planning Proposal and the Portfolio Impacts Proposal as mere wordplay is insincere and not consistent with the Proposal's words definitions or use in context. The words "options" and "scenarios" are used in the context of actively: 1)"choosing an alternative course of **action**" [1] or 2)"a sequence of events"[2] "for **aligning** the Company's business operations" with a low carbon economy. The Portfolio Impacts Proposal, in contrast, focuses on the anticipated "impacts" the Company faces. That is, how global climate change will "have a direct effect on" or "impinge on"[3] the company's portfolio. These are distinct requests. The prior proposal asks how a low carbon

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[1] Merriam Webster defines **option** as: **1:** an act of choosing, **2 :** the power or right to choose **:** freedom of choice **3:** something that may be chosen: such as **a :** an alternative course of action; https://www.merriam-webster.com/dictionary/option

[2] Merriam Webster defines **scenario** as**:** a sequence of events especially when imagined; https://www.merriam-webster.com/dictionary/scenario

[3] Merriam Webster defines **impact** as: **a :** to have a direct effect or impact on **:** impinge on: https://www.merriam-webster.com/dictionary/impact

economy places the company at risk and how it impacts the company's portfolio. The current Proposal asks for the company to provide a report on possible actions to address and reduce the risks associate with climate change and the ensuing low carbon economy. The fact that these proposals arise from the same issue—climate change—is insufficient to make them duplicative. And the fact that the Company *could* offer follow-on transition planning disclosure does not mean that it will do so in the absence of a specific proposal.

For all the reasons submitted above and in our prior letter, we maintain that the Company has not met its burden of persuasion that the Proposal substantially duplicates the *Portfolio Impacts* proposal. Specifically, ***the language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity—the impacts on the Company's reserves and resources versus strategic options and potential actions to align business operations with a low carbon economy***. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

Please contact Natasha Lamb at (978) 704-0114 or natasha@arjuna-capital.com and Danielle Fugere at DFugere@asyousow.org with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

Danielle Fugere
President
As You Sow

cc: Louis L. Goldberg via email at louis.goldberg@davispolk.com
Council
Davis Polk

James Parsons via e-mail at james.e.parsons@exxonmobil.com
Coordinator for Corporate and Securities Law
Exxon Mobil Corporation

Exhibit A

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion more* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

Exhibit B

Portfolio Impacts Proposal

RESOLVED: Shareholders request that, beginning in 2018, ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

Supporting Statement:
It is our intention that this be a supportive but stretching resolution that promotes the longer-term success of the company.

In December 2015,195 nations reached an agreement at the 21st Conference of the Parties to the UN Framework Convention on Climate Change to limit global average temperature rise to well below 2 degrees Celsius, with a stretch target of 1.5 degrees Celsius (Paris Agreement). The Paris Agreement, which went into effect on November 4, 2016, requires signatories to submit progressively stronger nationally determined contributions every five years with a view to ensuring that the objective to restrict warming to well below 2 degrees is met.

ExxonMobil recognized in its 2015 10-K that 'a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions,' and that such policies, regulations, and actions could make its 'products more expensive, lengthen project implementation timelines, and reduce demand for hydrocarbons.' However, ExxonMobil has not presented any analysis to investors of how its portfolio performs under a 2 degrees scenario. Performing such an analysis is critical to informing a business strategy that meets ExxonMobil's objective of increasing energy access to the world's poorest, without conflicting with the Paris Agreement.

When ExxonMobil sought to exclude this resolution from the proxy statement last year, the SEC advised that 'it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal.'

The need for extractive companies to provide disclosure on the resilience of their portfolios to the transition to a low carbon economy is generally established. ExxonMobil's peers BP, ConocoPhillips, Royal Dutch Shell and Total have endorsed 2 degrees scenario analysis. The Financial Stability Board's Task Force on Climate Related Financial Disclosures has indicated that it favors such analysis. Major asset managers (e.g. BlackRock, State Street Global Advisors) have called for improved climate risk disclosures. In the credit market, Moody's Global Ratings includes low demand scenarios in its ratings analysis of companies in high risk sectors such as the energy industry.

This resolution aims to ensure that ExxonMobil fully evaluates and discloses to investors risks to the viability of its assets as a result of the transition to a low carbon economy, including a 2 degrees scenario, in line with sector good practice.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 22, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), we are writing in response to the letter dated February 15, 2017 (the "**Proponent Letter**") from Arjuna Capital/Baldwin Brothers Inc. and As You Sow on behalf of Eric McCallum, Robin Smith and Andrew Behar, and co-filer Zevin Asset Management on behalf of Alison S. Gottlieb Revocable Trust (collectively, the "**Proponent**"), which was written in response to the letter dated January 23, 2017 (the "**Company No Action Letter**") sent to the Securities and Exchange Commission (the "**SEC**") by Louis L. Goldberg of the law firm Davis Polk on behalf of the Company with respect to the shareholder proposal (the "**Proposal**") submitted to the Company by the Proponent. For the reasons stated below and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

Background

The Proposal requests that the Company issue a report "summarizing strategic ***options or scenarios*** for aligning its business operations with a low carbon economy" (emphasis added). The Company also received a proposal from the New York State Common Retirement Fund (the "**Prior Proposal**") which requests that the Company issue a report on the "***impacts*** of technological advances and global climate change policies" (emphasis added).

The Proponent Letter argument that the Proposal is not duplicative of the Prior Proposal rests on its conclusion that its Proposal requests reporting of "actions" while the Prior Proposal requests reporting of "impacts." It should be noted that nowhere in the Proposal is the word "action" used, but rather, the Proposal requests the reporting of "options or scenarios" for the Company's business. It appears that the Proponent Letter makes a distinction between "options or scenarios" versus "impacts." We note that there does not seem to be a meaningful difference between these words for the purposes of the two proposals in question.

<u>The Proposal Substantially Duplicates the Prior Proposal</u>

Despite the Proponent's wordplay, the two proposals are seeking substantially the same report from the Company.

In practice and reality, to prepare the Prior Proposal's report on technology and climate policy impacts necessarily would require the Company to analyze and report on what "***options***" are available and "***scenarios***" possible in a low carbon economy. Indeed, the Prior Proposal's proponent has implicitly agreed with this argument that there can be no impact reporting without scenario reporting, where the Prior Proposal's text specifically requests the Company analyze the impacts "under a ***scenario*** in which reduction in demand results from carbon restrictions….and address the financial risks associated with such a ***scenario***". The Prior Proposal's Supporting Statement further asks the Company to present in this report an analysis of "how its portfolio performs under a 2 degrees ***scenario***" and notes other "low demand ***scenarios***" such as those included in Moody's Global Ratings (emphasis added). In short, the Proposal is subsumed by the Prior Proposal.

The Prior Proposal mentions potential "impacts" such as (i) the Company's products could become more expensive; (ii) project implementation timelines could be lengthened; and (iii) there could be reduced demand for hydrocarbons. The Proposal, in turn, references "options" or "scenarios" such as (i) the selling of assets; (ii) energy mix changes and (iii) the buying or merging with other companies. It is clear that each of these six possibilities can easily be either an "***option or scenario***" or an "***impact***" and that, for purposes of the two Proposals, there is no substantial difference between the issues on which a report is requested.

Further, the Proponent Letter cites prior no-action letter precedents on page 4 that allegedly support its claim that its Proposal does not substantially duplicate the Prior Proposal. We respectfully disagree. The precedents cited requested different reports or actions in two proposals. For example, the Proponent cites as being "on point" *Bank of America* (avail. January 7, 2013), which involved proposals for the company to consider ending political spending versus the disclosure of political spending – even though both deal broadly speaking with the subject of political spending, there is no overlap between a proposal to end political spending and a proposal for disclosure of political spending. The Proponent also cites *Pulte Homes* (avail. March 17, 2010), which involved proposals to adopt a specific policy on executive compensations regarding retention of shares versus the reporting of a policy to ban speculative trading. Again, these are discrete subjects, and a share retention requirement is quite different from a restriction on speculative trading which typically involves hedging or option strategies or the like.

CONCLUSION

For the reasons stated above and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

Respectfully yours,

Louis L. Goldberg

Attachment

#10362398v2

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Natasha Lamb

February 21, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Via email: shareholderproposals@sec.gov

Re: Exxon Mobil Corp's January 23, 2017 Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. and As You Sow on behalf of Eric McCallum, Robin Smith, and Andrew Behar, and co-filer Zevin Asset Management on behalf of Alison S. Gottlieb Revocable Trust._

Dear Sir/Madam:

This letter is submitted on behalf of lead filers Eric McCallum and Robin Smith by Arjuna Capital/Baldwin Brothers Inc. and on behalf of Andrew Behar by As You Sow, as their designated representative in this matter, and co-filer Zevin Asset Management on behalf of Alison S. Gottlieb Revocable Trust (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corp (hereinafter referred to as "Exxon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Exxon, to respond to the letter dated January 23, 2017 sent to the Office of Chief Counsel by the Company, in which Exxon contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rules 14a-8(i)(11).

We have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8 and prior precedent, the Proposal must be included in Exxon's 2017 proxy statement. This Proposal is unique and distinct from the New York State Common Retirement Fund proposal ("*Portfolio Impacts* Proposal") and does not substantially duplicate the *Portfolio Impacts* Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Louis L. Goldberg at David Polk via email at louis.goldberg@davispolk.com and Exxon's Coordinator for Corporate and Securities Law, James Parsons via e-mail at james.e.parsons@exxonmobil.com.

THE CARBON TRANSITION PROPOSAL

The Proposal, the full text of which is attached as exhibit A, requests:

> **RESOLVED:** Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) **summarizing strategic options or scenarios** for aligning its business operations with a low carbon economy (such as the International Energy Agency's

> 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio. [Emphasis added]

ANALYSIS

I. The *Low Carbon Planning* Proposal does not substantially duplicate the *Portfolio Impacts* Proposal and is not excludable under Rule 14a-8(i)(11).

The Company's letter argues that the Low Carbon Planning Proposal may be excluded "because it substantially duplicates another proposal that the Company intends to include in its proxy materials." Specifically, the Company seeks to exclude the Low Carbon Planning Proposal on the grounds that it has the same principal thrust or principal focus as the Portfolio Impacts Proposal. (Attached as Exhibit B) We disagree with the Company's view and urge the Staff to deny the Company's no action request on the following grounds:

A. The Low Carbon Planning Proposal (the Arjuna/As You Sow Proposal) and the Portfolio Impacts Proposal (the New York State Proposal) Each Focus Narrowly on a Specific Issue and Activity and the Requests Do Not Overlap

The Low Carbon Planning Proposal and the Portfolio Impacts Proposal both originate from the issue of climate change and the international response to limit warming to less than 2 degrees Celsius. The similarities end there. The goals of the two proposals are distinct and ask the Company to take very different actions. The goal of the Low Carbon Planning Proposal is to have the Company describe the ACTIONS it could take to transition its business operations to align with a low carbon economy. To that end, the Proposal asks the Company to "**prepare a report summarizing strategic options or scenarios for aligning its business operations with a low carbon economy** . . . including for example altering the company's energy mix by separating or selling some of its highest carbon risk assets, divisions, and subsidiaries; buying, or merging with companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio." The Portfolio Impacts Proposal, in contrast, focuses on the ANTICIPATED IMPACTS the Company faces from the Paris Agreement's goal of keeping global warming under 2 degrees. That proposal asks the Company to "publish an annual assessment of **the long-term portfolio impacts of technological advances and global climate change policies . . . and the resilience of the company's full portfolio of reserves and resources . . . and address the financial risks associated with such a scenario**."

This No Action letter from Exxon is similar to a prior unsuccessful challenge it brought in which the Company asserted duplication of submitted proposals. In Exxon Mobil (March 17, 2014), the exclusion request was denied where one proposal requested a report on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company, while the prior proposal asked for the company to adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations.[1] The

[1] Note that in this instance the Staff apparently issued a denial of the no action request concurrent with a

actions in the two proposals were distinct. Although both proposals centered on climate change, one proposal sought company action to reduce its likelihood of experiencing stranded assets and the other sought company action to reduce the companies' own carbon footprint.

The two proposals at issue here are equally distinct. One proposal asks for an analysis and report on the risks and impacts of the Paris Agreement to the Company – how the Company could be IMPACTED -- the second asks the Company to report on its strategic options and scenarios for transitioning and aligning its business operations with a low carbon economy—i.e., how the Company can take ACTION to thrive in a low carbon economy. These are distinct requests that will lead to distinct outputs.

This is in contrast to a 2010 decision where the Staff allowed proposals to be excluded as duplicative because both addressed impacts to the company. In Exxon Mobil (March 19, 2010), exclusion was allowed where one proposal requested the board to consider the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil projected and report on how such demand reduction would affect ExxonMobil's long-term strategic plan. The Prior proposal in that case similarly asked for a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value in the short, medium and long-term, as well as actions the Board deems necessary to provide long-term protection of the company's business interests and shareowner value. In contrast to that case, here only one proposal asks the company to assess risks. ***The Low Carbon Planning Proposal is not asking the Company to report on risks or the resilience of its portfolio, but instead to describe how the Company could transition said portfolio to align with a low carbon economy.***

B. <u>Shareholders Will Not Be Confused by These Proposals</u>

As the Company notes, "the purpose of [Rule 14a8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." [citing Exchange Act release No. 12999 (Nov. 22, 1976)]. ***A reasonable shareholder would not fail to understand that the "principal thrust" of these two proposals is different***: the *Low Carbon Planning Proposal* seeks disclosure on the "*strategic options and scenarios to align business operations* with a low carbon economy," that is, the <u>potential actions</u> the Company could take; and the other, the *Portfolio Impacts Proposal*, asks the Company to report on the "*portfolio impacts and the resilience"* of its portfolio, i.e., the <u>anticipated impacts</u> to its reserves and resources. Shareholders should be given an opportunity to have their voices heard on these two distinct issues.

In order for the Company to meet its burden under rule Rule 14a-8(i)(11), it must clearly demonstrate that the *Low Carbon Planning Proposal* substantially duplicates the *Portfolio Impacts Proposal*. As long as the proposals are not in conflict and do not create confusion among the voting shareholders, two proposals addressing a similar subject matter are not excludable under the Rule.

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decision of the parties to withdraw the request.

Staff precedent indicates that proposals addressing a broad overarching topic (i.e., climate change) are not necessarily duplicative so long as they have a distinct "principal thrust". See ExxonMobil Corp. (March 17, 2014) (concurring that a proposal seeking a report on carbon asset risk was not substantially duplicative of a proposal seeking GHG reduction goals despite the fact both proposals dealt broadly with climate change). See AT&T Inc. (avail. February 3, 2012) (indicating that a proposal seeking a report on *lobbying contributions and expenditures* is distinct from a proposal seeking a report on *political disclosure*, whereas AT&T argued they were both "political"). See also Bank of America Corp. (avail. January 7, 2013)(concurring that a proposal seeking to explore an *end to political spending* on elections and referenda is distinct from a proposal asking the company to *disclose its political spending* in a variety of categories). Further, at Pharma-Bio Serv, Inc. (January 17, 2014) two proposals, which both related to the issuance of dividends, were allowed by the Staff to appear on the proxy, and were not found to be excludable under Rule 14a-8(i)(11). The first proposal requested that the board establish a quarterly dividend policy while the second requested that the board immediately adopt and issue a special cash dividend. Even though the subject matter of dividends underlay both proposals, they were not considered duplicative for purposes of the rule. Similarly, proposals that relate to aspects of board elections are not considered duplicative under the rule. For instance one proposal calling for a simple majority vote, and another calling for directors to be elected on an annual basis were not found duplicative for purposes of Rule 14a-8(i)(11) in Baxter Inc. (January 31, 2012). See also Pulte Homes Inc. (avail. March 17, 2010)(indicating that a proposal urging the board of directors to adopt a *policy* requiring that senior *executives retain 75% of all equity-based compensation for at least two years following their departure* from the company and to *report* to shareholders regarding the policy is distinct from a proposal asking the board to adopt a *policy* that would *bar* senior executives and directors from engaging in *speculative transactions* involving their holdings of company stock). These proposals, while broadly about governance and government influence, are distinct in "principal thrust." ***The Low Carbon Transition and the Portfolio Impacts Proposals, while broadly addressing risks presented by climate change and the Paris Climate Agreement, exhibit a distinct "principal thrust" and unique requests.***

The Company argues that although the *Low Carbon Planning Proposal* and the *Portfolio Impacts Proposal* "differ in their precise presentation of the issue, the principal thrust of each requests the Company to prepare and publish a report concerning the impact of lower demand on carbon resulting from climate change and related regulations on the Company's assets and operations." In fact, only the *Portfolio Impacts proposal* seeks this information. The *Low Carbon Planning proposal* seeks an exploration of strategic options and scenarios to avoid such impacts. The *Bank of America* and *Pulte Homes* decisions, cited above, are on point. The staff in those decisions founds the proposals were not substantially duplicative, as they sought unique disclosures and actions despite the fact they address similar topics of political spending and governance.

Unlike in the present matter, in each instance of duplicative proposals cited by the Company, the prior proposal effectively subsumed most of the subject matter of the later submitted proposal. In *Wells Fargo* (Feb. 8, 2011), the prior proposal sought a report on internal controls over its mortgage servicing operations, including a discussion of the company's participation in mortgage modification programs to prevent residential foreclosures, and the Company's servicing of securitized mortgages that the Company may be liable to repurchase. The content of such a report would have overlapped significantly with the later submitted proposal, which sought independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations. In *Chevron Corp.* (March 23, 2009) the proposal sought disclosure of environmental damage that would result from the Company's expanding oil sands operations in the Canadian boreal forest including the environmental implications of a policy of discontinuing these expansions. Because one of the major known environmental implications of the expansion of oil sands - highlighted in the oil sands proposal whereas clauses - was how continuing expansion of oil sands development would increase greenhouse gas emissions, it was found to overlap with the prior proposal seeking a report on reducing total greenhouse gas emissions from the Company's products and operations. Finally in *Pacific Gas Electric Co* (Feb. 1, 1993) a proposal seeking to tie total compensation of the chief executive officer to the Company's performance was found to duplicate two prior submitted proposals, one tying non-salary compensation of all management to performance indicators and one placing ceilings on future total compensation of officers and directors, thereby reducing their compensation. In each of these instances, there was a clear rationale because disclosures or actions sought would be largely subsumed by the prior proposals. Each of these proposals stand in contrast to the present Proposal, as the core topic of the proposal would be effectively addressed by the prior proposals. The Portfolio Impacts proposal's focus on reporting impacts of climate policy on the Company is entirely separate from and not duplicative with a Proposal seeking exploration of proactive changes the Company could take to avoid such impacts.

The Company argues, "if both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between two proposals and the requested reports." Indeed that assumption would be correct, as there *are* "substantive differences." While reference to a "report" is included in both proposals, one is about risk and impacts and the other about potential strategic options and proactive actions. See AT&T Inc. (avail. February 3, 2012)(indicating that regardless of the fact both the lobbying proposal and political spending proposal sought a 'report,' they were distinct requests). ***The Low Carbon Transition and Portfolio Impacts proposals are distinct and seek distinct actions.***

Exxon also argues "a proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions." This statement is not supported by the AT&T, Bank of America, Pharma-Bio Serv, Baxter and Pulte Homes decisions cited above.

C. The Proposals Have Different Subject Matters

Exxon attempts to characterize the subject of both the "Low Carbon Transition" Proposal and the "*Portfolio Impacts*" Proposal broadly as "to prepare and publish a report concerning the impact of lower demand on carbon resulting from climate change and related regulations on the Company's assets and operations." The Company supports that statement by stating that the proposals emphasize: 1) a report; 2) a change in the demand for carbon; 3) an analysis on the impacts to the company's operations; 3) government policies as a key driver of change; 4) the impact of a 2 degree Celsius scenario; 5) changes from technological advances; 6) impact on reserves; 7) similar risks; 8) similar peers responsive to climate change concerns. The bulk of these are taken from the proposals' descriptions, or Whereas Clauses. The background raised in each proposal is indeed similar, reflecting multiple macro-economic and political changes that the Company faces related to climate change. While the basis for concern –- climate change and efforts to mitigate it -- is common to both proposals, the thrust of each proposal is distinct. Yet, the Company states incorrectly that the *Low Carbon Transition* proposal asks for "an analysis on the impact of its current operations from a low carbon demand scenario"(#3 above) and "the impact to its reserves" (#6). This is incorrect. The Proposal does not seek such analyses. To the contrary, the principal focus of the *Low Carbon Planning Proposal* is a summary of strategic options, that is potential *action*, for transitioning business operations on a go-forward basis, as the world moves to a low carbon economy. ***Examination of the carefully tailored language shows that each proposal focuses narrowly on a separate corporate issue – risk analysis of anticipated impacts versus potential actions in service of transition planning -- avoiding any overlap in coverage.***

The present instance, where there is a clear distinction between reporting on potential actions to align Exxon's business operations with a low carbon economy and reporting on portfolio impact and reserve resilience is in sharp contrast to the example of Goldman Sachs (March 1, 2011). In that case, both proposals requested reports on the broad risks arising from climate change. ***Here, one proposal addresses potential actions for aligning business operations and the other one addresses analysis of risk, including portfolio impacts and reserves resilience. No shareholder would be confused by this distinction.*** There is no overlap between the proposals.

For all the reasons submitted above, we maintain that the Company has not met its burden of persuasion that the Proposal substantially duplicates the *Portfolio Impacts* proposal. Specifically, ***the language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity—the impacts on the Company's reserves and resources versus strategic options and potential actions to align business operations with a low carbon economy***. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

CONCLUSION

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact Natasha Lamb at (978) 704-0114 or natasha@arjuna-capital.com and Danielle Fugere at DFugere@asyousow.org with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Natasha Lamb

Director of Equity Research & Shareholder Engagement
Arjuna Capital

Danielle Fugere
President
As You Sow

cc: Louis L. Goldberg via email at louis.goldberg@davispolk.com
Council
Davis Polk

James Parsons via e-mail at james.e.parsons@exxonmobil.com
Coordinator for Corporate and Securities Law
Exxon Mobil Corporation

Exhibit A

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion* *more* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

Exhibit B

Portfolio Impacts Proposal

RESOLVED: Shareholders request that, beginning in 2018, ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

Supporting Statement:
It is our intention that this be a supportive but stretching resolution that promotes the longer-term success of the company.

In December 2015,195 nations reached an agreement at the 21st Conference of the Parties to the UN Framework Convention on Climate Change to limit global average temperature rise to well below 2 degrees Celsius, with a stretch target of 1.5 degrees Celsius (Paris Agreement). The Paris Agreement, which went into effect on November 4, 2016, requires signatories to submit progressively stronger nationally determined contributions every five years with a view to ensuring that the objective to restrict warming to well below 2 degrees is met.

ExxonMobil recognized in its 2015 10-K that 'a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions,' and that such policies, regulations, and actions could make its 'products more expensive, lengthen project implementation timelines, and reduce demand for hydrocarbons.' However, ExxonMobil has not presented any analysis to investors of how its portfolio performs under a 2 degrees scenario. Performing such an analysis is critical to informing a business strategy that meets ExxonMobil's objective of increasing energy access to the world's poorest, without conflicting with the Paris Agreement.

When ExxonMobil sought to exclude this resolution from the proxy statement last year, the SEC advised that 'it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal.'

The need for extractive companies to provide disclosure on the resilience of their portfolios to the transition to a low carbon economy is generally established. ExxonMobil's peers BP, ConocoPhillips, Royal Dutch Shell and Total have endorsed 2 degrees scenario analysis. The Financial Stability Board's Task Force on Climate Related Financial Disclosures has indicated that it favors such analysis. Major asset managers (e.g. BlackRock, State Street Global Advisors) have called for improved climate risk disclosures. In the credit market, Moody's Global Ratings includes low demand scenarios in its ratings analysis of companies in high risk sectors such as the energy industry.

This resolution aims to ensure that ExxonMobil fully evaluates and discloses to investors risks to the viability of its assets as a result of the transition to a low carbon economy, including a 2 degrees scenario, in line with sector good practice.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by As You Sow on behalf of Andrew Behar and certain co-filers, including by Zevin Asset Management on behalf of the Alison S. Gottlieb Revocable Trust and by Arjuna Capital/Baldwin Brothers on behalf of Eric McCallum and Robin Smith (collectively, the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal and copies of all correspondence are attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal titled "Report on Low Carbon Transition" states:

> RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as

> International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal that the Company intends to include in its proxy materials, and we respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF THE PROPOSAL

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

On November 22, 2016, before the December 13, 2016 date upon which the Company received the Proposal, the Company received a proposal from the New York State Common Retirement Fund (the "**Prior Proposal**"). *See* Exhibit B. The Prior Proposal states:

> RESOLVED: Shareholders request that, beginning in 2018, ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

The Company intends to include the Prior Proposal in its 2017 Proxy Materials.

The standard the Staff has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes"); and *Chevron Corp.* (avail. Mar. 23, 2009, recon. denied Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt and report on its goals for reducing total greenhouse gas emissions from the company's products and operations).

The Proposal and the Prior Proposal have the same principal thrust or principal focus: both ask the Company to provide a report on the impact to the Company's assets and operations due to a transition in the energy sector to lower carbon demands. This is demonstrated by the following:

- *Both proposals want the Company to provide a report to shareholders.* The Proposal, titled "Report on Low Carbon Transition," requests that the Company "issue a report." Similarly, the Prior Proposal asks that the Company publish an annual assessment which could be part of an existing report. Both proposals emphasize the need for "disclos[ures] to investors."

- *Both proposals believe there will a significant change in the demand for carbon.* The Proposal asks the Company to describe how it intends to "transition toward a low carbon economy," respond to "trends to reduce global demand for carbon-based energy," and cites to a "low demand scenario" in a "carbon constrained economy." The Prior Proposal's principal focus is the same. It explains that a report from the Company is necessary because of predictions of a "reduction in demand" that will result from "carbon restrictions," and also asks the Company to explain how it intends to "transition to a low carbon economy" and notes that "Moody's Global Ratings includes low demand scenarios in its ratings analysis."

- *Both proposals want the Company to perform an analysis on the impact to its current operations from a low carbon demand scenario.* Both Proposals want a report that evaluates the impact to the Company from their assumed scenarios of lower demands for carbon. The Proposal asks the Company to discuss how it intends to "align[] its business operations with a low carbon economy." The Prior Proposal also requests that the Company undertake an analysis of its portfolio, including an "analy[sis] [of] the impacts" on the Company's key business operations and assets, its reserves and resources, under a scenario that assumes reductions in demand for carbon.

- *Both proposals cite to government policies as a key driver of the change in demand.* The Proposal emphasizes the importance of recognizing the impact of "government policies" on "global climate action" as they influence everything from carbon pricing to carbon emission standards. The Prior Proposal similarly asks the Company to evaluate the impact of global climate change policies, such as "related rules or commitments adopted by governments."

- *Both proposals want the Company to discuss the impact of a 2 degree Celsius scenario.* Both proposals tie their requests to the Company to the impact of a scenario in which climate warming is limited to 2 degrees Celsius above pre-industrial levels. Within the international expert community, "2 degree" is generally used as shorthand for a low carbon scenario under which CO_2 concentrations in the earth's atmosphere are stabilized at a level of 450 parts per million (ppm) or lower. The Proposal asks the Company to consider the effect to its business model that would be "consistent with a 2 degree demand level" and discuss how its portfolio would perform under a 2 degrees scenario. The Prior Proposal similarly asks for the same information, by seeking a report that references "a scenario in which reduction in demand results from carbon restrictions…consistent with the globally agreed upon 2 degree target." The resolution in the Prior Proposal also specifically references the International Energy Agency's 450 climate change scenario, which is generally recognized as being consistent with a 2 degree limit.

- *Both proposals want the Company to address changes from technological advances.* The Proposal wants a report that describes whether the Company is considering the impact of "low-carbon technological advancements." Similarly, the Prior Proposal also asks the Company to report on the "portfolio impacts of technological advances."

- *Both proposals want the Company to disclose the impact to its reserves.* The Proposal cites to the value of unburnable fossil fuel reserves, while the Prior Proposal also focuses on the impact to "oil and gas reserves and resources."

- *Both proposals reference similar risks.* Both Proposals state that their intent in seeking a report is the continued high performance of the Company, and reference similarly perceived risks. The Proposal states that it is "vital" that the Company tell investors "how our company plans to remain successful," and that a "failure to plan for this transition" could place "investor capital at substantial risk." The Prior Proposal covers the same topic. The supporting statement indicates that it wants to "promot[e] the longer-term success of the company," and that the Company should address the "financial risks associated" with a low carbon scenario.

- *Both proposals use the same peers as examples for the Company to follow.* Both proposals mention similar peers, Total and Shell, as companies that the respective proponents believe have been responsive to concerns regarding lower carbon demand.

Accordingly, although the Proposal and the Prior Proposal differ in their precise presentation of the issue, the principal thrust of each requests the Company to prepare and publish a report concerning the impact of lower demand on carbon resulting from climate change and related regulations on the Company's assets and operations. Therefore, the Proposal substantially duplicates the Prior Proposal, and there is a risk that the Company's shareholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

#10361845v2

cc w/ att: James E. Parsons, Exxon Mobil Corporation
Amelia Timbers, As You Sow Foundation
Pat Tomaino, Zevin Asset Management
Natasha Lamb, Arjuna Capital

Exhibit A

Proposal

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a 'resoundingly negative' threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for 'radical change.'

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where 'No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050.' Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion more* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewable storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

Exhibit B

Prior Proposal

RESOLVED: Shareholders request that, beginning in 2018, ExxonMobil publish an annual assessment of the long-term portfolio impacts of technological advances and global climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. This reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond, and address the financial risks associated with such a scenario.

Supporting Statement:
It is our intention that this be a supportive but stretching resolution that promotes the longer-term success of the company.

In December 2015,195 nations reached an agreement at the 21st Conference of the Parties to the UN Framework Convention on Climate Change to limit global average temperature rise to well below 2 degrees Celsius, with a stretch target of 1.5 degrees Celsius (Paris Agreement). The Paris Agreement, which went into effect on November 4, 2016, requires signatories to submit progressively stronger nationally determined contributions every five years with a view to ensuring that the objective to restrict warming to well below 2 degrees is met.

ExxonMobil recognized in its 2015 10-K that 'a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions,' and that such policies, regulations, and actions could make its 'products more expensive, lengthen project implementation timelines, and reduce demand for hydrocarbons.' However, ExxonMobil has not presented any analysis to investors of how its portfolio performs under a 2 degrees scenario. Performing such an analysis is critical to informing a business strategy that meets ExxonMobil's objective of increasing energy access to the world's poorest, without conflicting with the Paris Agreement.

When ExxonMobil sought to exclude this resolution from the proxy statement last year, the SEC advised that 'it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal.'

The need for extractive companies to provide disclosure on the resilience of their portfolios to the transition to a low carbon economy is generally established. ExxonMobil's peers BP, ConocoPhillips, Royal Dutch Shell and Total have endorsed 2 degrees scenario analysis. The Financial Stability Board's Task Force on Climate Related Financial Disclosures has indicated that it favors such analysis. Major asset managers (e.g. BlackRock, State Street Global Advisors) have called for improved climate risk disclosures. In the credit market, Moody's Global Ratings includes low demand scenarios in its ratings analysis of companies in high risk sectors such as the energy industry.

This resolution aims to ensure that ExxonMobil fully evaluates and discloses to investors risks to the viability of its assets as a result of the transition to a low carbon economy, including a 2 degrees scenario, in line with sector good practice.

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 13, 2016

Received
DEC 1 4 2016
J. J. Woodbury

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 1 4 2016
B. D. Tinsley / G.R. Glass

Dear Mr. Woodbury:

As You Sow mailed you a letter dated December 12, 2016, notifying Exxon Mobil that As You Sow was co-filing a shareholder proposal on behalf of Andrew Behar relating to a report on methane emissions.

Andrew Behar will not be co-filing the methane-related proposal that was enclosed in the December 12 letter. Instead, Andrew Behar will be the lead filer of the proposal enclosed in this letter, which is related to Low-Carbon Transition.

As You Sow is filing a shareholder proposal on behalf of Andrew Behar ("Proponent"), a shareholder of Exxon Mobil Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Andrew Behar authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Andrew Behar Authorization

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion* <u>*more*</u> if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

December 1, 2016

Danielle Fugere
President
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

Re: Authorization to File Shareholder Resolution

Dear Ms. Fugere,

As of December 1, 2016, the undersigned, Andrew Behar (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Exxon Mobil Corp., and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Exxon Mobil Corp. stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Andrew Behar

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FISMA & OMB MEMORANDUM M-07-16

Ship date:
Tue 12/13/2016

OAKLAND, CA US

Delivered
Signed for by: J.THOMPSON

Actual delivery:
Wed 12/14/2016 9:27 am

IRVING, TX US

Travel History

Date/Time	Activity	Location
- 12/14/2016 - Wednesday		
9:27 am	Delivered	IRVING, TX
7:37 am	On FedEx vehicle for delivery	IRVING, TX
5:41 am	At local FedEx facility	IRVING, TX
4:17 am	Departed FedEx location	FORT WORTH, TX
- 12/13/2016 - Tuesday		
5:21 pm	Picked up	EMERYVILLE, CA
2:47 pm	Shipment information sent to FedEx	

Shipment Facts

Tracking ***FISMA & OMB MEMORANDUM M-07-16***		Service	FedEx Priority Overnight
Weight	0.5 lbs / 0.23 kgs	Signature services	Adult signature required
Delivered To	Mailroom	Total pieces	1
Total shipment weight	0.5 lbs / 0.23 kgs	Terms	Shipper
Shipper reference	Climate Change	Packaging	FedEx Envelope
Special handling section	Deliver Weekday, Adult Signature Required	Standard transit	12/14/2016 by 10:30 am

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ORIGIN ID:JEMA (510) 735-8151
ANDREW BEHAR
AS YOU SOW
1611 TELEGRAPH AVE
SUITE 1450
OAKLAND, CA 94612
UNITED STATES US

SHIP DATE: 13DEC16
ACTWGT: 0.25 LB
CAD:
FISMA & OMB MEMORANDUM M-07-16

BILL SENDER

TO JEFFREY WOODBURY
EXXON MOBIL CORPORATION
5959 LAS COLINAS BOULEVARD

IRVING T
(800) 243-99
INV:
PO:
REF: CLIMATE CHANGE
DEPT:

544J1/D42F/14EB

RT 429
ST 2
1
10:30
C
6894
12.14

FedEx. Express

E

WED - 14 DEC 10:30A
PRIORITY OVERNIGHT

TRK#
FISMA & OMB MEMORANDUM M-07-16

ASR
75039
TX-US DFW

AD DALA

Extremely Urgent

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 13, 2016

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

As You Sow mailed you a letter dated December 12, 2016, notifying Exxon Mobil that As You Sow was co-filing a shareholder proposal on behalf of Andrew Behar relating to a report on methane emissions.

Andrew Behar will not be co-filing the methane-related proposal that was enclosed in the December 12 letter. Instead, Andrew Behar will be the lead filer of the proposal enclosed in this letter, which is related to Low-Carbon Transition.

As You Sow is filing a shareholder proposal on behalf of Andrew Behar ("Proponent"), a shareholder of Exxon Mobil Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Andrew Behar authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Andrew Behar Authorization

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion <u>more</u>* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low *carbon economy (such as the International Energy Agency's 450 climate change scenario), including for* example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

December 1, 2016

Danielle Fugere
President
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

Re: Authorization to File Shareholder Resolution

Dear Ms. Fugere,

As of December 1, 2016, the undersigned, Andrew Behar (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Exxon Mobil Corp., and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Exxon Mobil Corp. stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Andrew Behar

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 22, 2016

VIA UPS – OVERNIGHT DELIVERY

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Dear Ms. Timbers:

This will acknowledge receipt of the proposal concerning a Report on Low Carbon Transition (the "Proposal"), which you have submitted on behalf of Andrew Behar (the "Proponent") in connection with ExxonMobil's 2017 annual meeting of shareholders. However, date deficiencies exist between your December 13, 2016 letter and the proof letter which verifies ownership through December 12, 2016.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year through and including the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 13, 2016, which is the date the Proposal was received by overnight delivery service.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. We note the letter you furnished separately from RBC Wealth Management only establishes the Proponent's continuous ownership of shares as of December 12, 2016, and therefore does not verify continuous ownership for the one-year period preceding and including the December 13, 2016 date of the Proposal. Therefore, new proof of ownership establishing that you have continuously held at least $2,000 in market value of ExxonMobil stock for no less than a period of one year preceding and including December 13, 2016, will be required as described in more detail below and in the enclosed Staff Legal Bulletin No. 14F.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 13, 2016; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 13, 2016.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 13, 2016. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 13, 2016, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-4681, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Attachments 14F and Rule 14a-8 omitted for copying and scanning purposes only.

Gilbert, Jeanine

From: UPS Quantum View <pkginfo@ups.com>
Sent: Thursday, December 22, 2016 5:54 PM
To: Gilbert, Jeanine
Subject: UPS Delivery Notification, Tracking Number ***FISMA & OMB MEMORANDUM M-07-16***

Categories: External Sender

Your package has been delivered.

Delivery Date:	Thursday, 12/22/2016
Delivery Time:	03:46 PM

At the request of EXXON MOBIL GLOBAL SERVICES CO, this notice alerts you that the status of the shipment listed below has changed.

Shipment Detail

Tracking Number:	***FISMA & OMB MEMORANDUM M-07-16***
Ship To:	Amelia Timbers As You Sow ***FISMA & OMB MEMORANDUM M-07-16*** US
UPS Service:	UPS NEXT DAY AIR SAVER
Number of Packages:	1
Shipment Type:	Letter
Delivery Location:	FRONT DESK
Signed by:	CORY
Reference Number 1:	6401
Reference Number 2:	EM ACK-LTR

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AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 13, 2016

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

Please find enclosed proof of share ownership for Andrew Behar. A copy will not by sent via FedEx unless requested.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Andrew Behar Proof of Ownership

RBC Wealth Management

345 California Street
29th Floor
San Francisco, CA 94104-2642

December 12, 2016

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Andrew Behar.

We are writing to verify that our books and records reflect that, as of market close on December 12, 2016, Andrew Behar owned 40 shares of Exxon Mobil Corporation, (Cusip#30231G102) representing a market value of approximately $3,639.20 and that, Andrew Behar has owned such shares since 10/5/2015. We are providing this information at the request of Andrew Behar in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

Gilbert, Jeanine

From: Austin Wilson <awilson@asyousow.org>
Sent: Wednesday, December 28, 2016 3:08 PM
To: Gilbert, Jeanine
Subject: RE: Shareholder Proposals
Attachments: Exxon Proof Letter Behar.pdf

Categories: External Sender

RECEIVED
DEC 28 2016
B. D. Tinsley / G.R. Glass

Ms. Gilbert,

Please find attached revised proof of share ownership for Andrew Behar. Please confirm that proof of share ownership for Andrew Behar has been demonstrated.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Austin Wilson
Sent: Wednesday, December 14, 2016 11:13 AM
To: 'shareholderrelations@exxonmobil.com' <shareholderrelations@exxonmobil.com>
Subject: RE: Shareholder Proposals

Hello,

Please forward the attached document to Jeffrey J. Woodbury, Corporate Secretary.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Austin Wilson
Sent: Tuesday, December 13, 2016 2:18 PM
To: 'shareholderrelations@exxonmobil.com' <shareholderrelations@exxonmobil.com>
Subject: RE: Shareholder Proposals

Hello,

Please forward the attached document to Jeffrey J. Woodbury, Corporate Secretary.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Austin Wilson
Sent: Tuesday, December 13, 2016 12:32 PM
To: 'shareholderrelations@exxonmobil.com' <shareholderrelations@exxonmobil.com>
Subject: Shareholder Proposals

Hello,

Please forward the attached documents to Jeffrey J. Woodbury, Corporate Secretary. Copies have been sent via FedEx.

Best,

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 28, 2016

RECEIVED
DEC 28 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

Please find enclosed proof of share ownership for Andrew Behar. A copy will not be sent via physical mail unless requested.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Andrew Behar Proof of Ownership

RBC Wealth Management

345 California Street
29th Floor
San Francisco, CA 94104-2642

12/28/2016

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298.

RECEIVED
DEC 28 2016
B. D. Tinsley / G.R. Glass

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Andrew Behar.

We are writing to verify that our books and records reflect that, as of market close on December 13, 2016, RBC Capital Markets had held 40 shares of Exxon Mobil Corporation stock with voting rights continuously for over one year on behalf of Andrew Behar. We are providing this information at the request of Andrew Behar in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2016

Via UPS & E-Mail

Received

DEC 13 2016

B.D.Tinsley/G.R.Glass

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Woodbury:

Enclosed please find our letter co-filing the attached shareholder proposal on low carbon transition planning to be included in the proxy statement of ExxonMobil Corporation (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, Alison S. Gottlieb Revocable Trust (the Proponent), which has continuously held, for at least one year of the date hereof, 215 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of ExxonMobil shares from our client's custodian is attached.

As You Sow is co-lead filer on this resolution with Arjuna Capital, and they may act on our behalf in withdrawal of this resolution. Zevin Asset Management is a co-filer for this proposal. A representative of the lead filers will be present at the stockholder meeting to present the proposal. We would appreciate being copied on any correspondence related to this proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2016

To Whom It May Concern:

Please find attached UBS's custodial proof of ownership statement of ExxonMobil Corporation (XOM) from Alison S. Gottlieb Revocable Trust. Zevin Asset Management, LLC is the investment advisor to Alison S. Gottlieb Revocable Trust and co-filed a shareholder resolution on low carbon transition planning on behalf of the trust.

This letter serves as confirmation that Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

Received

DEC 13 [illegible]

B.D.Tinsley/G.R.Glass

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

Received

DEC 13 2016

B.D.Tinsley/G.R.Glass

December 13, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 215 shares of common stock in Exxon Mobil (XOM) owned by the Alison S. Gottlieb Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor the Alison S. Gottlieb Revocable Trust and is planning to co-file a shareholder resolution on the Alison S. Gottlieb Revocable Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Wealth Management

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion* <u>*more*</u> if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

Gilbert, Jeanine

From:	Pat Tomaino <Pat@zevin.com>
Sent:	Tuesday, December 13, 2016 3:49 PM
To:	'jeff.j.woodburv@exxonmobil.com'; Woodbury, Jeffrey J; Gilbert, Jeanine; Bell, Pam
Subject:	Shareholder proposal on low carbon transition planning
Attachments:	Zevin_XOM Low Carbon Transition 2017.pdf
Categories:	External Sender

Received

DEC 13 2016

B.D.Tinsley/G.R.Glass

Dear Mr. Woodbury,

Zevin Asset Management is co-filing a shareholder proposal regarding low carbon transition planning on behalf of our client Alison S. Gottlieb Revocable Trust.

Please find the attached packet of materials with our filing letter, proposal text originally submitted by As You Sow and Arjuna Capital, and custodial proof of ownership.

Your office should also receive these documents via UPS tomorrow December 14, 2016. Many thanks for confirming receipt at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2016

Received
DEC 15 2016
J. J. Woodbury

Received
DEC 15 2016
B.D.Tinsley/G.R.Glass

Via UPS & E-Mail

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Woodbury:

Enclosed please find our letter co-filing the attached shareholder proposal on low carbon transition planning to be included in the proxy statement of ExxonMobil Corporation (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, Alison S. Gottlieb Revocable Trust (the Proponent), which has continuously held, for at least one year of the date hereof, 215 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of ExxonMobil shares from our client's custodian is attached.

As You Sow is co-lead filer on this resolution with Arjuna Capital, and they may act on our behalf in withdrawal of this resolution. Zevin Asset Management is a co-filer for this proposal. A representative of the lead filers will be present at the stockholder meeting to present the proposal. We would appreciate being copied on any correspondence related to this proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

Received

DEC 15 2016

B.D.Tinsley/G.R.Glass

December 13, 2016

To Whom It May Concern:

Please find attached UBS's custodial proof of ownership statement of ExxonMobil Corporation (XOM) from Alison S. Gottlieb Revocable Trust. Zevin Asset Management, LLC is the investment advisor to Alison S. Gottlieb Revocable Trust and co-filed a shareholder resolution on low carbon transition planning on behalf of the trust.

This letter serves as confirmation that Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

Received
DEC 15 2016
B.D.Tinsley/G.R.Glass

December 13, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 215 shares of common stock in Exxon Mobil (XOM) owned by the Alison S. Gottlieb Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor the Alison S. Gottlieb Revocable Trust and is planning to co-file a shareholder resolution on the Alison S. Gottlieb Revocable Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Wealth Management

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion more* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

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Reference Number(s):	***FISMA & OMB MEMORANDUM M-07-16***
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FISMA & OMB MEMORANDUM M-07-16

EXXON MOBIL
5959 LAS COLINAS BLVD
IRVING TX 75039
S: BROWN
P: RED
91F — 1003
0588
108
1030

FISMA & OMB MEMORANDUM M-07-16

PAT MIGUEL TOMAINO
617-742-6666
ZEVIN ASSET MANAGEMENT
11 BEACON STREET
BOSTON MA 02108

0.2 LBS LTR

SHIP TO:
MR. JEFFREY WOODBURY, SECRETARY
EXXONMOBIL CORPORATION
5959 LAS COLINAS BLVD
IRVING TX 75039-4202

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FISMA & OMB MEMORANDUM M-07-16

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International Shipping Notice — Carriage hereunder may be subject to the rules relating to liability and other terms and/or conditions established by the Convention for the Unification of Certain Ru the Convention on the Contract for the International Carriage of Goods by Road (the "CMR Convention"). These commodities, technology or software were exported from the U.S. in accordance wit

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian Tinsley
Manager, Shareholder Relations

ExxonMobil

December 21 2016

VIA UPS – OVERNIGHT DELIVERY

Pat Miguel Tomaino
Associate Director
Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Mr. Tomaino:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Alison S. Gottlieb Revocable Trust (the "Co-filer"), the proposal previously submitted by Andrew Behar (the "Proponent") concerning a Report on Low Carbon Transition (the "Proposal") in connection with ExxonMobil's 2017 annual meeting of shareholders. By copy of a letter from UBS, share ownership has been verified.

In light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Gilbert, Jeanine

From:	UPS Quantum View <pkginfo@ups.com>
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Subject:	UPS Delivery Notification, Tracking Number ***FISMA & OMB MEMORANDUM M-07-16***
Categories:	External Sender

Your package has been delivered.

Received
DEC 23 2016
B.D.Tinsley/G.R.Glass

Delivery Date:	Friday, 12/23/2016
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Tracking Number:	***FISMA & OMB MEMORANDUM M-07-16***
Ship To:	Pat Miguel Tomaino Zevin Asset Management, LLC 11 BEACON ST BOSTON, MA 02108 US
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Gilbert, Jeanine

From:	Tinsley, Brian D
Sent:	Wednesday, December 14, 2016 4:18 PM
To:	Gilbert, Jeanine; Glass, Ginger R
Subject:	FW: Shareholder Proposal for Inclusion in 2017 Proxy Statement - Low Carbon Transition
Attachments:	Exxon Low Carbon Transition Planning Report Resolution_Exxon_2017.pdf; XOM Authorization Form Smith McCallum 2016[1].pdf; exxon cover letter_2016.12.14_Low Carbon Transition.pdf; XOM Custodian Verification Letter_2016.12.14.pdf

See co-filer for Low Carbon Transition proposal.

BT

From: Woodbury, Jeffrey J
Sent: Wednesday, December 14, 2016 4:10 PM
To: Luettgen, Robert A <robert.a.luettgen@exxonmobil.com>; Tinsley, Brian D <brian.d.tinsley@exxonmobil.com>; Parsons, Jim E <james.e.parsons@exxonmobil.com>
Subject: FW: Shareholder Proposal for Inclusion in 2017 Proxy Statement - Low Carbon Transition

Please note.

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

Regards, Jeff

Jeffrey J. Woodbury
Exxon Mobil Corporation

From: Natasha Lamb [mailto:natasha@arjuna-capital.com]
Sent: Wednesday, December 14, 2016 3:55 PM
To: Woodbury, Jeffrey J <jeff.j.woodbury@exxonmobil.com>
Subject: Shareholder Proposal for Inclusion in 2017 Proxy Statement - Low Carbon Transition

Dear Jeff,
Please find attached the shareholder proposal we are submitting in partnership with Baldwin Brothers that is being co-led by As You Sow for inclusion in the 2016 ExxonMobil proxy statement. It was sent in the mail yesterday, but appears to have been delayed, so we are forwarding via email as well. As always, we appreciate our ongoing dialog and would welcome discussion with Exxon about the contents of the proposal. Nice to see you in New York.
Best regards,
Natasha

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

Natasha Lamb
**PORTFOLIO MANAGER,
DIRECTOR OF EQUITY RESEARCH
& SHAREHOLDER ENGAGEMENT**

natasha@arjuna-capital.com
978.578.4123

WWW.ARJUNA-CAPITAL.COM

BALDWIN BROTHERS

December 9th, 2016

Dylan Sage
Executive Vice President
Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

Dear Mr. Sage,

We hereby authorize Baldwin Brothers Inc. to file a shareholder proposal on our behalf at Exxon Mobil Corporation (XOM) regarding the Low Carbon Transition.

We are the beneficial owner of more than $2,000 worth of common stock in XOM that we have held continuously for more than one year. We intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2017.

We specifically give Baldwin Brothers Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. We understand that our names may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Eric McCallum

Robin Smith

c/o Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 14th, 2016

VIA OVERNIGHT MAIL

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Woodbury:

Baldwin Brothers Inc. is an investment firm, based in Marion MA. Arjuna Capital is an investment firm focused on sustainable and impact investing.

I am hereby authorized to notify you of our intention to co-lead file with As You Sow and in partnership with Arjuna Capital the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of our clients Eric McCallum and Robin Smith. Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Eric McCallum and Robin Smith hold more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Mr. McCallum and Ms. Smith will remain invested in this position continuously through the date of the 2017 annual meeting. Enclosed please find verification of the position and a letter from Eric McCallum and Robin Smith authorizing Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil Corporation about the contents of the proposal.

Please contact Natasha Lamb of Arjuna Capital [natasha@arjuna-capital.com; (978) 704-0114] for all matters related to this resolution; she will be handling the communication with the company regarding this resolution on behalf of the Proponent.

Please also confirm receipt of this letter via email.

Sincerely,

Taylor Baldwin
Chief Operating Officer
Baldwin Brothers, Inc.
204 Spring Street
Marion, MA 02738

Enclosures

Pershing
Advisor Solutions®

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

December 14th, 2016

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

Re: R Smith Living Trust (Eric McCallum and Robin Smith, TTEES) Account ***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the above account, which Baldwin Brothers Inc. manages, and which holds in the account ***FISMA & OMB MEMORANDUM M-07-16*** 1,400 shares of common stock in Exxon Mobil Corporation (XOM).*

As of December 14th, The R Smith Living Trust (Eric McCallum and Robin Smith, TTEEs), held, and has held continuously for at least one year, 1,400 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company

*DATE: The date that the stock position was received by Pershing LLC is 3/19/2015.

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion* *more* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

BALDWIN BROTHERS
The evolution of investment

Received
DEC 15 2016
J. J. Woodbury

Received
DEC 15 2016
B.D.Tinsley/G.R.Glass

December 13th, 2016

VIA OVERNIGHT MAIL

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Woodbury:

Baldwin Brothers Inc. is an investment firm, based in Marion MA. Arjuna Capital is an investment firm focused on sustainable and impact investing.

I am hereby authorized to notify you of our intention to co-lead file with As You Sow and in partnership with Arjuna Capital the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of our clients Eric McCallum and Robin Smith. Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Eric McCallum and Robin Smith hold more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Mr. McCallum and Ms. Smith will remain invested in this position continuously through the date of the 2017 annual meeting. Enclosed please find verification of the position and a letter from Eric McCallum and Robin Smith authorizing Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil Corporation about the contents of the proposal.

Please contact Natasha Lamb of Arjuna Capital [natasha@arjuna-capital.com; (978) 704-0114] for all matters related to this resolution; she will be handling the communication with the company regarding this resolution on behalf of the Proponent.

Please also confirm receipt of this letter via email.

Sincerely,

Taylor Baldwin
Chief Operating Officer
Baldwin Brothers, Inc.
204 Spring Street
Marion, MA 02738

Enclosures

BALDWIN BROTHERS

December 9th, 2016

Dylan Sage
Executive Vice President
Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Received
DEC 15 2016
B.D.Tinsley/G.R.Glass

Dear Mr. Sage,

We hereby authorize Baldwin Brothers Inc. to file a shareholder proposal on our behalf at Exxon Mobil Corporation (XOM) regarding the Low Carbon Transition.

We are the beneficial owner of more than $2,000 worth of common stock in XOM that we have held continuously for more than one year. We intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2017.

We specifically give Baldwin Brothers Inc. full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. We understand that our names may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Eric McCallum

Robin Smith

c/o Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Pershing
Advisor Solutions

Received
DEC 15 2016
B.D.Tinsley/G.R.Glass

December 13th, 2016

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

Re: Eric McCallum and Robin Smith / Account # ***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the above account, which Baldwin Brothers Inc. manages, and which holds in the account 1,400 shares of common stock in Exxon Mobil Corporation (XOM).* ***FISMA & OMB MEMORANDUM M-07-16***

As of December 13th, Eric McCallum and Robin Smith held, and have held continuously for at least one year, 1,400 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company

*DATE: XOM received by Pershing on 3/19/2015

BNY MELLON

One Pershing Plaza, Jersey City, NJ 07399
www.pershingadvisorsolutions.com

Pershing Advisor Solutions LLC, a BNY Mellon company
Member FINRA, SIPC

Low Carbon Transition

WHEREAS: A transition toward a low carbon economy is occurring and trends to reduce global demand for carbon-based energy are accelerating. A failure to plan for this transition may place investor capital at substantial risk.

Goldman Sachs pegs the low carbon economy at a $600 billion-plus revenue opportunity, estimating that solar PV and wind will add more to the global energy supply between 2015 and 2020 than shale oil production did between 2010 and 2015.

Low carbon market forces, including competition from electric cars, will be a "resoundingly negative" threat to the oil industry. In October 2016, Fitch Ratings urged energy companies to plan for "radical change."

Government policies to speed the transition to a low carbon economy, including fuel efficiency standards, carbon pricing, and carbon emission standards, also compel alternative planning. The Paris Agreement's goal of less than 2 degrees warming reinforces the need to transition.

The International Energy Agency provides an energy pathway consistent with limiting global temperature increases to 2° C (450 scenario), where "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050." Citigroup estimates the value of these unburnable fossil fuel reserves at over $100 trillion through 2050. The CEOs of Statoil and Shell recently predicted that peak oil demand may occur as early as the 2020s.

HSBC analysts estimate that oil producers' valuations could drop 40 to 60 percent under a low demand scenario, making an alternative path increasingly prudent. Carbon Tracker estimates oil majors' combined upstream assets would be worth *$140 billion* *more* if restricted to projects consistent with a 2 degree demand level.

Yet, Exxon has moved in the opposite direction. A decade of historic spending on high cost, high carbon assets has eroded profitability, making Exxon increasingly vulnerable to a downturn in demand and a fall in oil prices. (See *Unconventional Risks: the Growing Uncertainty of Oil Investments*, As You Sow, 2016).

The increasing likelihood of global climate action and low-carbon technological advancements make it vital that Exxon provide transparent disclosures to investors regarding how our company plans to remain successful in an increasingly carbon constrained economy. Total and Statoil have already begun investing in clean energy projects including wind, solar, and renewables storage. Total has a stated goal to increase renewable and low-carbon businesses to 20 percent of the company's portfolio. Statoil has established a new energy unit to capitalize on the growing renewable energy sector.

RESOLVED: Shareholders request Exxon issue a report (at reasonable cost, omitting proprietary information) summarizing strategic options or scenarios for aligning its business operations with a low carbon economy (such as the International Energy Agency's 450 climate change scenario), including for example altering the company's energy mix by separating or selling some of its highest carbon-risk assets, divisions, and subsidiaries; buying, or merging with, companies with assets or technologies in low carbon or renewable energy; or internally expanding its own renewable energy portfolio.

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FISMA & OMB MEMORANDUM M-07-16
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Updated: 12/16/2016 4:54 P.M. Eastern Time

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FROM:
TAYLOR BALDWIN
(508) 748-0800
BALDWIN BROTHERS INC
204 SPRING ST
MARION MA 02738

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EXXON MOBILE CORP.
5959 LAS COLINAS BLVD
IRVING TX 75039

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BALDWIN BROTHERS
204 SPRING ST. MARION, MA 02738
WWW.BALDWINBROTHERSINC.COM

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobile Corp.
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian Tinsley
Manager, Shareholder Relations

ExxonMobil

December 20, 2016

VIA UPS – OVERNIGHT DELIVERY

Natasha Lamb
Arjuna Capital
204 Spring Street
Marian, MA 02738

Dear Ms. Lamb:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Eric McCallum (the "Co-filer"), the proposal previously submitted by Andrew Behar (the "Proponent") concerning a Report on Low Carbon Transition (the "Proposal") in connection with ExxonMobil's 2017 annual meeting of shareholders. By copy of a letter from Pershing Advisor Solutions, share ownership has been verified.

In light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Taylor Baldwin

Gilbert, Jeanine

From: UPS Quantum View <pkginfo@ups.com>
Sent: Friday, December 23, 2016 9:08 AM
To: Gilbert, Jeanine
Subject: UPS Delivery Notification, Tracking Number ***FISMA & OMB MEMORANDUM M-07-16***

Categories: External Sender

Your package has been delivered.

Delivery Date:	Friday, 12/23/2016
Delivery Time:	10:03 AM

At the request of EXXON MOBIL GLOBAL SERVICES CO, this notice alerts you that the status of the shipment listed below has changed.

Shipment Detail

Tracking Number:	***FISMA & OMB MEMORANDUM M-07-16***
Ship To:	Ms. Natasha Lamb Arjuna Captial/Baldwin Brothers Inc 204 SPRING ST MARION, MA 02738 US
UPS Service:	UPS NEXT DAY AIR SAVER
Number of Packages:	1
Shipment Type:	Letter
Delivery Location:	RECEIVER
Signed by:	CORRELLO
Reference Number 1:	6401
Reference Number 2:	EM ACK-LTR

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